ALIMERA SCIENCES, INC.
6120 WINDWARD PARKWAY
SUITE 290
ALPHARETTA, GEORGIA 30005

November 1, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Attn: Christine Westbrook

Re:    Alimera Sciences, Inc.
Registration Statement on Form S-3 (File No. 333-221061)

Dear Ms. Westbrook:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alimera Sciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 4:30 p.m. Eastern Time on Friday, November 3, 2017 or as soon thereafter as practicable.

The Company hereby authorizes Gregg Griner or Keith Scherer of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Griner at (617) 648-9123 or, in his absence, Mr. Scherer at (617) 648-9231.

Thank you for your attention on this matter.

Very truly yours,

Alimera Sciences, Inc.

By: /s/ Jeffrey W. Burris
Jeffrey W. Burris, Esq.
Vice President, General Counsel

cc:     Gregg Griner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Albert Vanderlaan, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP